UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
___________________________________________
(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File Number: 1-5129
___________________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

MOOG INC. RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

YEARS ENDED SEPTEMBER 30, 2021 and 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Plan Participants of
Moog Inc. Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Moog Inc. Retirement Savings Plan (the Plan) as of September 30, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, Line 4i - schedule of assets (held at end of year) as of September 30, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
/s/ FREED MAXICK CPAs, P.C.

We have served as the Plan's auditor since 2009.

Buffalo, NY
March 11, 2022

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	September 30,
	2021	2020
Assets:
Investments at fair value	$1,130,002,098	$916,684,666
Investments at contract value	82,817,903	69,444,754

Receivables:
Notes receivable from participants	9,055,953	8,516,548
Participant contributions	3,477,224	2,263,619
Employer contributions	2,749,606	1,180,914
	15,282,783	11,961,081

Net assets available for benefits	$1,228,102,784	$998,090,501

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended September 30,
	2021	2020
Additions:
Participant contributions	$65,640,555	$55,736,990
Employer contributions	36,039,693	27,087,598
Participant rollovers	14,318,371	12,335,206
Net appreciation in fair value of investments	179,703,412	35,161,185
Interest and dividend income	16,181,646	14,713,289
	311,883,677	145,034,268

Deductions:
Distributions	81,404,264	80,499,808
Administrative expenses	467,130	302,414
	81,871,394	80,802,222

Net increase	230,012,283	64,232,046

Net assets available for benefits at beginning of year	998,090,501	933,858,455
Net assets available for benefits at end of year	$1,228,102,784	$998,090,501

See accompanying Notes to Financial Statements.

MOOG INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2021 and 2020

1. Description of Plan
The following is a brief description of the Moog Inc. Retirement Savings Plan ("the Plan") and is provided for general information purposes only. Participants should refer to the Plan Document and the Summary Plan Description for complete information.
General
The Plan consists of two defined contribution options, the RSP and the RSP(+), sponsored by Moog Inc. (the "Company" or the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Administrative Committee is responsible for the oversight of the Plan, determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Eligibility
As of September 30, 2021, all domestic employees of the Company are eligible to participate in the Plan immediately upon hire. Employees hired after January 1, 2019 are automatically enrolled in the RSP(+). Employees hired prior to January 1, 2019 were given a choice to remain in their current plan, the RSP, or participate in the RSP(+). These modifications to the Plan were effective January 1, 2020.

Notes Receivable from Participants
Notes receivable from participants (loans) are valued at their unpaid principal balance plus any accrued but unpaid interest. Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is fixed at origination at Prime plus 1%. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through payroll deductions. Participants pay a one-time origination fee and quarterly maintenance fees for each loan.
Contributions and Investments
The Plan allows for voluntary pretax contributions to the Plan in the form of a 1% to 75% withholding subject to the Internal Revenue Code (IRC) limits. All employees are automatically enrolled in the Plan at a deferral of 3% of eligible employee compensation to the Plan, unless the employee elects not to make such a contribution to the Plan. Employees are also automatically enrolled in 1% annual increases up to a total deferral of 15%, unless the employee makes an affirmative election to contribute at a different rate or opt out of the automatic enrollment. The Plan also allows for Roth Elective Deferrals. Participants may designate all or a portion of automatic deferrals as Roth Elective Deferrals. The Plan permits participants age 50 and older to make “catch-up” contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options.
The Plan currently offers fourteen registered investment company mutual funds, Company Class B common stock, target date funds and an investment in an insurance contract.
All new employees hired on or after January 1, 2008 are not eligible to participate in the Company's defined benefit pension plan. Instead, the Company makes contributions ("Retirement Contributions") for those employees based on a percentage of the employee's eligible compensation and age. The Retirement Contributions are in addition to the Company match on voluntary employee contributions ("the Company Match"). All employees hired before January 1, 2008 elected either to remain in the defined benefit pension plan and continue to accrue benefits or to elect to stop accruing future benefits in the defined benefit pension plan as of April 1, 2008. Employees who elected to stop accruing future benefits receive the Retirement Contributions in the Plan.

1. Description of Plan (continued)
RSP
The Company's matching contributions in the RSP is 25% of the first 2% of eligible pay that employees contribute. The Company Match is invested pursuant to participant allocation elections, which may include Company Class B common stock. Retirement Contributions for the RSP are made to an employee-directed investment fund in the Plan.
RSP(+)
The Company's matching contributions in the RSP(+) are 50% of the first 6% of eligible pay that employees contribute in plan year 2020; 50% of the first 8% of eligible pay that employees contribute in plan year 2021; and 50% of the first 10% of eligible pay that employees contribute for all subsequent plan years. Other Retirement Contributions for the RSP(+) will be initially invested, when made, in Company Class B common stock. However, those RSP(+) Retirement Contributions may be reinvested at any time immediately thereafter pursuant to the Participant's instructions.
The Plan also provides that the Company may make discretionary contributions. For the plan years ended September 30, 2021 and 2020, the Company did not elect to make any discretionary contributions.

Rollovers represent amounts contributed to the Plan by participants from prior employer plans.
Participant Accounts
Separate accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, Retirement Contributions, Company Match and discretionary contributions, if applicable. Plan earnings, losses and fees of the participant's investment selections are reported in the participant's account as defined by the Plan. For participants in the RSP and RSP(+) hired prior to January 1, 2020, participant contributions and Company Match are fully and immediately vested in the participant accounts. For participants in the RSP(+) hired on or after January 1, 2020, participant contributions are fully and immediately vested in the participants account and the Company Match is fully vested after three years of credited service, which is defined as 1,000 hours of service in a plan year. For both the RSP and RSP(+), the Retirement Contributions vest 100% after three years of credited service. Forfeitures are used to first reduce employer contributions, second to offset Plan expenses and lastly reallocated to remaining participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants may transfer all or part of their accounts, including investments in Company stock, among the other investment options in the Plan.
Distributions
Subject to certain limitations, participants may withdraw all or part of their account balance upon attainment of age 59½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined in the Plan Document. Distributions are required to begin at age 72. Distributions are made in cash except for the Company Match, which can be distributed in cash or shares. Participants have the option to also receive the distributions in employer securities in either cash or shares. For distributions of Company Class B common stock from the employer securities funds and matching account balances (for shares purchased after January 1, 1999), the shares of stock will carry a restrictive legend and the Company will have a right of first refusal at the time of sale, transfer or pledging of those shares.
Administrative Expenses
Certain costs of administering the Plan are borne by the Company, while others are borne by the Plan. Fees borne by the Plan include investment management fees and recordkeeping fees. Loan origination fees are charged to the participant's account balance at the time the loan is processed. Investment management fees are allocated to all participants invested in the fund that charges the fee on a pro rata basis of account balances. Recordkeeping fees are only charged to participants that meet the minimum balance criteria.

1. Description of Plan (continued)
Coronavirus Aid, Relief, and Economic Security Act ("CARES Act”)
On March 27, 2020, the CARES Act was signed into law. The CARES Act, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Effective April 20, 2020, the Plan implemented the following provisions:
•Loan limit increased to the lesser of $100,000 or 100% of the participant’s vested account balance for loans issued between March 27, 2020 and September 23, 2020;
•Repayment of loans due between March 27, 2020 and December 31, 2020 were allowed to be deferred up to one year;
•Allowed for special coronavirus-related distributions up to $100,000 made between January 1, 2020 and December 31, 2020.

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are reported at fair value, except for the fully benefit-responsive investment contract, which is reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For additional information, refer to Note 3, Fair Value Measurements. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan attributable to fully benefit-responsive investment contracts. For additional information, refer to Note 7, Investment in Insurance Contracts.
Purchases and sales of securities are recorded on a trade date basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

3. Fair Value
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. The definition of the fair value hierarchy is as follows:
Level 1 - Quoted prices in active markets for identical assets and liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
Level 3 - Inputs for which significant valuation assumptions are unobservable in a market and therefore value is based on the best available data, some of which is internally developed and considers risk premiums that a market participant would require.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at September 30, 2021 and 2020.
The Plan's assets are invested in shares of registered investment companies, employer securities, common collective trust funds and an investment in insurance contract (reported at contract value).
Shares of registered investment companies: Consists of both equity and fixed income mutual funds. Valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Employer securities: Certain assets of the Plan are invested in employer securities through a unitized stock fund, which includes Company Class B common stock and investments in a money market fund for liquidity purposes. Employer securities are valued at the closing price reported on the New York Stock Exchange. Money market funds are stated at cost, which approximates fair value.
Common collective trust funds: Consist of pools of investments used by institutional investors to obtain exposure to equity and fixed income markets. Common collective trust funds held by the Plan invest in target date funds. Shares held in common collective trusts are reported at the net unit value of units held at year end. The unit value is determined by the total value of fund assets divided by the total number of units of the fund owned.

3. Fair Value (continued)
The following tables present the fair values and classification of the Plan's investments measured on a recurring basis as of September 30, 2021 and 2020:

	Assets at Fair Value as of September 30, 2021:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$169,081,733	$—	$—	$169,081,733
Other	167,543,525	—	—	167,543,525
International	42,294,708	—	—	42,294,708
Employer securities	127,536,465	—	—	127,536,465
Total investments in fair value hierarchy	506,456,431	—	—	506,456,431
Investments measured at NAV practical expedient (1)				623,545,667
Total investments at fair value	$506,456,431	$—	$—	$1,130,002,098

	Assets at Fair Value as of September 30, 2020:
	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Domestic:
Large cap stocks	$136,262,735	$—	$—	$136,262,735
Other	131,010,409	—	—	131,010,409
International	30,948,838	—	—	30,948,838
Employer securities	97,989,477	—	—	97,989,477
Total investments in fair value hierarchy	396,211,459	—	—	396,211,459
Investments measured at NAV practical expedient (1)				520,473,207
Total investments at fair value	$396,211,459	$—	$—	$916,684,666

(1) Per adoption of ASU 2015-07, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.

4. Fair Value of Investments that Use NAV Practical Expedient
The following table summarizes investments measured at fair value based on net asset value (NAV) per share as of September 30, 2021 and 2020:

	Fair Value as of September 30,		Unfunded Commitments	Redemption Frequency	Redemption Notice Period
	2021	2020
Common collective trusts	$623,545,667	$520,473,207	$—	Daily	None
5. Income Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 8, 2018, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC); therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since receiving this favorable determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If such termination were to occur, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan Document.
7. Investment in Insurance Contract
New York Life Insurance Company Anchor Account IV
During plan year ended September 30, 2021, the Plan entered into the New York Life Anchor Account ("Anchor Account") group annuity contract with New York Life Insurance Company ("New York Life"). The Anchor Account is a stable value fund held in a pooled separate account that invests primarily in a diversified and conservative array of fixed income securities and cash equivalent investments, which are owned and managed by New York Life. The Anchor Account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. New York Life is contractually obligated to repay the principal and accumulated interest that is guaranteed to the Plan. The interest crediting rate is reset semi-annually and the minimum interest crediting rate is zero.
The group annuity contract is fully benefit-responsive and is reported at contract value in the Statements of Net Assets Available for Benefits. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value, as reported to the Plan by New York Life, represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. As described in Note 2, contract value is the relevant measurement attribute for this Fund.

Certain events may limit the ability of the Plan to transact at contract value with the investment contract issuer. Such events include the following: (1) certain distributions resulting from employer-initiated events (including plan termination, bankruptcy and lay-offs); (2) termination by the contractholder if the contractholder fails to provide 12 months' advance written notice of termination; or (3) termination by issuer due to loss of the Plan's qualified status. The Plan does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

7. Investment in Insurance Contract (continued)

Key Guaranteed Portfolio Fund
The Plan had a group annuity contract with Great-West Life & Annuity Insurance Company, which was replaced by the Anchor Account during plan year ended September 30, 2021. The group annuity contract, Key Guaranteed Portfolio Fund, was a fixed account that was part of the general account of Great-West Life & Annuity Insurance Company. The methodology for calculating the interest crediting rate was based on the earnings of the underlying assets in the entire medium long-term new portfolio compared to the minimum interest crediting rate (which will never be less than 0% as stated in the contract), and prevailing market conditions. Interest crediting rate is reset quarterly. At September 30, 2020, the Key Guaranteed Portfolio Fund’s fair value equaled its contract value. As described in Note 2, contract value is the relevant measurement attribute for this Fund.
8. Related Party Transactions
Participants of the Plan may elect to invest in Company Class B common stock within the Moog Inc. Common Stock Fund. Moog Inc. is the Plan Sponsor. Additionally, Plan investments include accounts with Great-West Financial Plan Services, LLC (Great-West), the Plan trustee. These transactions qualify as party-in-interest transactions. Net investment gains from investments sponsored by Great-West, Moog Inc. and participant loans amounted to $22,647,852 for the plan year ended September 30, 2021. Net investment losses from investments sponsored by Great-West, Moog Inc. and participant loans amounted to $26,876,308 for the plan year ended September 30, 2020.

EIN #16-0757636 Plan #002

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
September 30, 2021

Identity of Issuer	Description	Current Value

Vanguard Institutional Index Fund	Mutual Fund	$86,381,347
JPMorgan Large Cap Growth Fund	Mutual Fund	55,702,774
Vanguard Total Bond Market Index Fund	Mutual Fund	35,155,476
Vanguard Small Cap Index Fund	Mutual Fund	27,460,050
Vanguard Windsor Fund	Mutual Fund	26,997,613
American Euro Pacific Growth	Mutual Fund	25,110,685
Vanguard Mid Cap Index Fund	Mutual Fund	23,661,085
T Rowe Price Diversified Small	Mutual Fund	18,861,986
Vanguard Total Intl Stock Index	Mutual Fund	17,184,022
Pimco Income Fund Institutional Class	Mutual Fund	17,076,646
Pimco Real Return Fund	Mutual Fund	14,136,983
MFS Mid Cap Growth Fund Class R6	Mutual Fund	12,495,633
Victory Sycamore Established Value Fund	Mutual Fund	10,803,571
JPMorgan Small Cap Growth Fund	Mutual Fund	7,892,095
Shares of Registered Investment Companies		378,919,966

*Moog Inc.	Class B Common Stock	127,536,465
Employer Securities		127,536,465

BlackRock Lifepath Index Retirement	Target Date Fund	116,346,093
BlackRock Lifepath Index 2025	Target Date Fund	132,794,202
BlackRock Lifepath Index 2030	Target Date Fund	106,568,463
BlackRock Lifepath Index 2035	Target Date Fund	77,133,648
BlackRock Lifepath Index 2040	Target Date Fund	57,410,187
BlackRock Lifepath Index 2045	Target Date Fund	51,805,942
BlackRock Lifepath Index 2050	Target Date Fund	46,568,978
BlackRock Lifepath Index 2055	Target Date Fund	26,221,671
BlackRock Lifepath Index 2060	Target Date Fund	6,981,426
BlackRock Lifepath Index 2065	Target Date Fund	1,715,057
Common Collective Trusts		623,545,667

New York Life Ins Co Anchor Account IV	Stable Value Fund	82,817,903
Investment in Insurance Contract		82,817,903

*Participant loans	Loans maturing at various dates through September 30, 2026 and bearing interest at rates ranging from 4.25% to 9.00%	9,055,953
Total Investments		$1,221,875,954
*Denotes a party-in-interest

EXHIBIT INDEX

Exhibit        Description

23.1        Consent of Freed Maxick CPAs, P.C.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOOG INC. RETIREMENT SAVINGS PLAN

Date: March 11, 2022	/s/ Paul Wilkinson
Paul Wilkinson
Plan Administrator